UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Luckin Coffee Inc.

(Name of Issuer)
American Depositary Shares, Each Representing Eight (8) Class A Ordinary Shares, Par Value US$0.000002 Per Share

(Title of Class of Securities)
54951L109

(CUSIP Number)

May 29, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54951L109	SCHEDULE 13G/A	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS Melvin Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,200,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,200,000*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,200,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.86%
12		TYPE OF REPORTING PERSON IA

*Includes (i) American depositary shares covering 13,600,000 Class A ordinary shares, par value $0.000002 per share, and (ii) call options to purchase American depositary shares covering 9,600,000 Class A ordinary shares.

CUSIP No. 54951L109	SCHEDULE 13G/A	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS Melvin Capital Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,259,608*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,259,608*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,259,608*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.17%
12		TYPE OF REPORTING PERSON CO

*Includes (i) American depositary shares covering 8,945,208 Class A ordinary shares, par value $0.000002 per share, and (ii) call options to purchase American depositary shares covering 6,314,400 Class A ordinary shares.

CUSIP No. 54951L109	SCHEDULE 13G/A	Page 4 of 8 Pages

Item 1.	(a) Name of Issuer

Luckin Coffee Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

17F Block A, Tefang Portman Tower, No. 81 Zhanhong Road

Siming District, Xiamen, Fujian, People's Republic of China 361008

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

Melvin Capital Management LP, a Delaware limited partnership, 535 Madison Avenue, 22nd Floor, New York, NY 10022.

Melvin Capital Master Fund Ltd, a Cayman Islands exempt entity, 535 Madison Avenue, 22nd Floor, New York, NY 10022.

Item 2.	(d) Title of Class of Securities

American depositary shares (“ADSs”) each representing eight (8) Class A ordinary shares, par value US$0.000002 per share

Item 2.	(e) CUSIP No.:

54951L109

CUSIP No. 54951L109	SCHEDULE 13G/A	Page 5 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 54951L109	SCHEDULE 13G/A	Page 6 of 8 Pages

Item 4. Ownership

Information with respect to Melvin Capital Management LP's (the "Firm") and Melvin Capital Master Fund Ltd's ("Melvin Master") ownership of securities of the issuer is incorporated by reference to items (5) - (9) and (11) of the respective cover page of the Firm and Melvin Master.

The Firm is the investment manager to Melvin Master, Melvin Capital Onshore LP, a Delaware limited partnership ("Melvin Onshore") and one or more managed accounts (the "Managed Accounts" and together with Melvin Master and Melvin Onshore, the "Melvin Funds and Accounts"). As of May 29, 2019, the Firm may be deemed to beneficially own an aggregate of 23,200,000 Class A ordinary shares of the Issuer. The number of shares reported above consists of (i) ADSs covering 8,945,208 shares, and call options to purchase ADSs covering 6,314,400 shares, held by Melvin Master, (ii) ADSs covering 1,700,504 shares, and call options to purchase ADSs covering 1,200,000 shares, held by Melvin Onshore and (iii) ADSs covering 2,954,288 shares, and call options to purchase ADSs covering 2,085,600 shares, held by the Managed Accounts. The Firm, as the investment manager to the Melvin Funds and Accounts, may be deemed to beneficially own these securities. Gabriel Plotkin is the managing member of the general partner of the Firm and exercises investment discretion with respect to these securities. Ownership percentages are based on 295,134,912 Class A ordinary shares reported as issued and outstanding in the Issuer's prospectus filed with the Securities and Exchange Commission on May 17, 2019.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 54951L109	SCHEDULE 13G/A	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2019

Melvin Capital Management LP

By:	/s/ Evan Cohen
Evan Cohen, Chief Compliance Officer
Melvin Capital Master Fund Ltd

By:	/s/ Evan Cohen
Evan Cohen, Chief Compliance Officer

CUSIP No. 54951L109	SCHEDULE 13G/A	Page 8 of 8 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: June 3, 2019

Melvin Capital Management LP

By:	/s/ Evan Cohen
Evan Cohen, Chief Compliance Officer

Melvin Capital Master Fund Ltd By: Melvin Capital Management LP

By:	/s/ Evan Cohen
Evan Cohen, Chief Compliance Officer